NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCES 2ND QTR. EARNINGS OF $1.03 PER SHARE

TORONTO, CANADA -- July 22, 2004 -- Russel Metals Inc. today reported second quarter 2004 net earnings of $50.4 million, or $1.03 per share compared to the second quarter 2003 net earnings of $3.5 million or $0.08 per share.  The second quarter results included a pre-tax charge of $1.9 million related to the final redemption of the 10% Senior Notes.  The quarter also included a pre-tax charge of $0.5 million for restructuring and a $0.9 million loss from discontinued operations, net of tax.  The earnings per share excluding these charges was $1.08.

Net earnings for the six months ended June 30, 2004 were $75.7 million or $1.58 per share, which was significantly above the six months ended June 30, 2003 net earnings of $7.1 million or earnings per share of $0.16.

The 2004 first half results include a pre-tax charge of $13.2 million related to the redemption of long-term debt, $1.4 million for restructuring and $1.0 million, net of tax, related to previously discontinued operations.  The earnings per share, without these charges, was $1.82 for the six months ended June 30, 2004.

Revenue for the second quarter 2004 was $597 million up 16% from the first quarter 2004 and 76% from the second quarter of 2003.  Revenue for the second quarter of 2003 was $340 million, and excludes Acier Leroux, which was acquired in the third quarter of 2003.

Revenue for the first half of 2004 was $1,113 million up 57% from $707 million in the same period of 2003.  Although the successful integration of Acier Leroux and Russel Metals makes a same store analysis difficult, a substantial portion of the quarter and six months 2004 revenue increase is attributable to the acquisition of Acier Leroux.  Revenue in Quebec, where a majority of the Acier Leroux facilities are located, increased by 278% to $208.1 million in the first half.

Bud Siegel, President and C.E.O. stated, "The positive momentum generated in the first quarter continued into the second quarter with all business segments experiencing stronger results.  The healthy customer demand levels that began late in the first quarter of 2004 continued in the second quarter.  Management's ongoing focus has been on ensuring adequate supply of product and optimizing inventory levels.  To date, we have been able to balance both and while inventory levels have increased in absolute dollars, our service center inventory levels, in tons, have decreased since year-end.  The Russel Metals service center inventory turns were 5.0 for the second quarter."

Mr. Siegel continued, "We have reaped the short-term benefits associated with higher steel prices, but what sets Russel Metals apart is the Company is positioned for stronger long-term performance.  The three major acquisitions completed over the last three years, the $25 million capital expenditure for a new cut-to-length facility in Ontario, and the recapitalization of the balance sheet during the first half of 2004 were strategic decisions that will increase our profitability over the cycle and provide the flexibility and capital structure necessary to react to business conditions and opportunities presented by the steel sector."

The Board of Directors approved a 50% increase in the quarterly dividend to $0.15 per common share payable September 15, 2004 to shareholders of record as of August 6, 2004.

Brian Hedges, Executive Vice President and CFO stated, "The dividend increase reflects our confidence in the earnings levels and strong cash generated from operations.  The second quarter generated positive cash from operating activities of $34.7 million despite a $44.1 million increase in inventory, which was very positive.  Consequently our debt to equity ratio continued to improve from 1.1 at December 31, 2003 to 0.6 at June 30, 2004."

The Company will be holding an Investor Conference Call on Friday, July 23, 2004 at 9:00 a.m. ET to review its second quarter results for 2004.  The dial in telephone number for the call is 1-800-818-6210.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, July 30.  You will be required to enter reservation number 21164259 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy tubular products and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.

(905) 819-7401

E-mail: info@russelmetals.com
Website: www.russelmetals.com

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
($000)	2004	2003

ASSETS
Current
Cash	$ 17,799	$ 19,008
Accounts receivable	357,059	248,904
Inventories	367,464	303,048
Prepaid expenses and other assets	6,362	5,028
Income taxes receivable	716	5,912
Discontinued operations	863	1,107

	750,263	583,007

Property, Plant and Equipment	180,938	184,929
Assets Held For Sale	3,558	1,622
Deferred Financing Charges	7,396	3,547
Goodwill	7,815	4,216
Future Income Tax Assets	7,609	10,458
Other Assets	4,930	2,840

	$ 962,509	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 18,554	$ 78,093
Accounts payable and accrued liabilities	283,423	217,173
Income taxes payable	33,107	11,729
Discontinued operations	3,202	2,729

	338,286	309,724
Long-Term Debt	234,570	179,402
Pensions and Benefits	12,251	11,542
Future Income Tax Liabilities	6,551	6,109

	591,658	506,777

Shareholders' Equity
Preferred shares	-	30,000
Shareholders' equity	370,851	253,842

	370,851	283,842

	$ 962,509	$ 790,619

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000, except per share data)	2004	2003	2004	2003

Revenues	$ 596,747	$ 339,756	$1,112,550	$ 706,777
Cost of sales and operating expenses	505,893	329,208	962,173	685,668

Earnings before the following	90,854	10,548	150,377	21,109
Restructuring	(520)	-	(1,352)	-
Debt redemption costs	(1,862)	-	(13,172)	-
Foreign exchange gain	-	-	-	348
Interest expense	(5,718)	(4,871)	(10,916)	(9,975)

Earnings before income taxes	82,754	5,677	124,937	11,482
Provision for income taxes	(31,431)	(2,155)	(48,256)	(4,421)

Earnings from continuing operations	51,323	3,522	76,681	7,061
Loss from discontinued operations	(916)	-	(970)	-

Net earnings for the period	50,407	3,522	75,711	7,061

Retained earnings --

Dividends on preferred shares	-	(562)	(611)	(1,125)

Earnings available to common
shareholders	50,407	2,960	75,100	5,936
Dividends on common shares	(4,903)	(2,670)	(8,818)	(5,337)
Retained earnings, beginning of the period	131,280	106,167	110,502	105,858

Retained earnings, end of the period	$ 176,784	$ 106,457	$ 176,784	$ 106,457

Basic earnings per common share - continuing operations	$ 1.05	$ 0.08	$ 1.60	$ 0.16

Basic earnings per common share	$ 1.03	$ 0.08	$ 1.58	$ 0.16

Diluted earnings per common share - continuing operations	$ 1.01	$ 0.08	$ 1.57	$ 0.16

Diluted earnings per common share	$ 1.00	$ 0.08	$ 1.54	$ 0.16

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000)	2004	2003	2004	2003

Operating activities
Earnings from continuing operations	$ 51,323	$ 3,522	$ 76,681	$ 7,061
Depreciation and amortization	4,877	3,585	9,580	7,201
Future income taxes	2,070	(618)	1,721	437
Loss (gain) on sale of fixed assets	80	(7)	219	8
Stock-based compensation	168	53	558	101
Debt redemption costs	429	-	2,525	-

Cash from operating activities before working capital	58,947	6,535	91,284	14,808

Changes in non-cash working capital items
Accounts receivable	(14,051)	1,366	(106,479)	(24,447)
Inventories	(44,068)	9,579	(62,414)	48,835
Accounts payable and accrued liabilities	13,107	9,851	61,237	(11,828)
Current income taxes	21,026	(2,560)	29,183	(1,526)
Other	(246)	(220)	(1,334)	897

Change in non-cash working capital	(24,232)	18,016	(79,807)	11,931

Cash from operating activities	34,715	24,551	11,477	26,739

Financing activities
Increase (decrease) in bank borrowing	11,377	(12,259)	(59,539)	(21,141)
Issue of common shares	442	219	50,567	431
Issuance of long-term debt	-	-	235,200	-
Redemption of long-term debt	(27,097)	-	(184,715)	-
Redemption of preferred shares	-	-	(30,000)	-
Dividends on common shares	(4,903)	(2,670)	(8,818)	(5,337)
Dividends on preferred shares	-	(562)	(611)	(1,125)
Deferred financing costs	(24)	-	(6,983)	-

Cash used in financing activities	(20,205)	(15,272)	(4,899)	(27,172)

Investing activities
Purchase of fixed assets	(5,391)	(6,219)	(12,110)	(10,452)
Proceeds on sale of fixed assets	279	124	518	145
Proceeds from assets held for sale	2,200	-	2,200	-
Other	1,639	4,083	1,623	3,544

Cash used in investing activities	(1,273)	(2,012)	(7,769)	(6,763)

Discontinued operations
Operating activities	36	-	(18)	-

Cash from (used in) discontinued operations	36	-	(18)	-

Increase (decrease) in cash	13,273	7,267	(1,209)	(7,196)
Cash position, beginning of the period	4,526	10,605	19,008	25,068

Cash position, end of the period	$ 17,799	$ 17,872	$ 17,799	$ 17,872